Exhibit 99.1

For immediate release Chennai, India, January 28, 2021

Sify reports Revenues of INR 6301 Million for
Third Quarter of FY 2020-21

EBITDA for the Quarter stood at INR 1291 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 6301 Million, a growth of 7% over the same quarter last year.

•	EBITDA for the quarter was INR 1291 Million, an increase of 17% over the same quarter last year.

•	Profit before tax for the quarter was INR 400 Million, an increase of 61% over the same quarter last year.

•	Profit after tax for the quarter was INR 252 Million, an increase of 54% over the same quarter last year.

•	CAPEX during the quarter was INR 1140 Million.

•	Cash balance at the end of the quarter was INR 4431 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “The pandemic has been an inflection point in the way we do business. As the world rallied to find a cure, businesses and people demonstrated resilience and adaptability.

Clients are rediscovering the disruptive nature of AI, Distance learning, Telemedicine, Robotic process and Automation – long-term trends that are increasingly becoming accepted as mainstream technology. These trends continue to stimulate demand for networks and data center capacity, a business segment that Sify stays firmly committed to”.

Mr. Kamal Nath, CEO, said, “In continuation of signs seen in earlier quarters, we are seeing an aggression in customer’s decision making and spend in areas of digitalization, business continuity plan, security and remote working models. They are also allocating budgets for FY 21-22 along these lines. Overall, we are excited by these trends as our products, services and business models are in complete alignment with the customer’s priorities”.

Mr. M P Vijay Kumar, CFO, said, “Our Data Center and Network expansion plans remain on track. We will also continue to invest in People and Tools, while maintaining a tight fiscal discipline. Our discretionary spending will remain contained in the short run, without impacting the overall customer experience.

Cash balance at end of the quarter was INR 4431 Million”.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended December 2020	Quarter ended December 2019	Quarter ended September 2020

Revenue	6,301	5,891	5,899
Cost of Revenues	(3,936)	(3,729)	(3,647)
Selling, General and Administrative Expenses	(1,074)	(1,059)	(1,063)

EBITDA	1,291	1,103	1,189

Depreciation and Amortisation expense	(710)	(603)	(667)
Net Finance Expenses	(217)	(255)	(142)
Other Income (including exchange gain)	36	1	42
Other Expenses (including exchange loss)	-	3	(8)

Profit before tax	400	249	414
Income tax expense	(148)	(85)	(157)
Profit for the period	252	164	257

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	252	164	257
Add:
Depreciation and Amortisation expense	710	603	667
Net Finance Expenses	217	255	142
Other Expenses (including exchange loss)	-	(3)	8
Income tax expense	148	85	157
Less:
Other Income (including exchange gain)	(36)	(1)	(42)

EBITDA	1,291	1,103	1,189

BUSINESS HIGHLIGHTS

•     Revenue from Data Center centric IT Services grew 21% against the same quarter last year.

•     Segment-wise, revenue from Data Center Services, Cloud and Managed Services and Technology Integration Services grew 46%, 26% and 13% respectively, while revenue from Applications Integration Services fell by 21%.

•     Revenue from Network Centric Services fell by 5% over the same quarter last year.

•     Segment-wise, revenue from Data Connectivity Services grew 5% while revenue from the Voice business fell by 32%.

GROWTH DRIVERS

The pandemic has accelerated the primary growth drivers in the market for cloud adoption, led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centers to hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of the Enterprises. This results in transformation of the traditional network architecture and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IoT, etc are shifting the balance toward adoption of Hybrid and Public Cloud vs Private Cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS

Highlights of our major wins in the quarter include:

•	Customers choosing Sify for migration of their on-premise data center to multi-cloud platforms like Cloudinfinit, AWS, Azure and Oracle. They also entrusted Sify with management and security.

•	Customers choosing Sify as their DC Hosting partner as they embrace hybrid cloud strategy.

•	Customers choosing Sify as their multi-service Digital Transformation partner.

•	Customers choosing Sify as their Network Transformation and Management partner as they migrate to Cloud-ready networks.

A consolidated summary of the key highlights during the quarter is noted below:

Data Center centric IT Services highlights include:

•	An MNC electronics retailer entering India contracted for greenfield Cloud implementation for their new applications on AWS.

•	An industrial product subsidiary of one of India’s oldest business conglomerates signed up for migration to AWS, while one of India’s fastest growing FMCG companies signed up for AWS services.

•	5 clients signed up for SAP Basis support, among them one of India’s largest B2B eCommerce platforms. Others were from verticals like civil engineering, mining, petrochemical and fabrics.

•	5 customers signed up for SAP Cloud and Managed Services, across verticals like renewable energy, electronics manufacturing, automotive fabrication and industrial engineering.

•	2 customers, one of India’s premier automotive finance companies, and the other, an Indian multinational pharmaceutical company, migrated from their on-premise Data Center to Sify DC, while a major Indian fintech player migrated their captive DR to Sify DC.

•	A scheduled commercial bank signed a multi-year contract to commission their Private Cloud and host their Core banking infrastructure. This contract includes IT, Network, security and management of their DC IT services.

•	3 customers contracted with Sify to modernize and expand their Disaster Recovery within Sify’s Data Center; among them a subsidiary of the Central Bank, a Global content delivery network, and a cybersecurity and cloud service company.

•	One of the largest gas-powered power plant operators in the North East contracted with Sify to build a new DC for their non-IT infra and migrate their IT services.

•	A major International Fintech and Payment services player contracted with Sify for Kubernetes/Docker as a Service and the complete suite of Digital Transformation services.

•	A major Public Sector lender signed a multi-year contract to renew their security and managed services, as well as to refresh their IT Services, Technology, and Security.

•	A major construction subsidiary of one of the India’s oldest business houses signed up to fully integrate their backend supply chain on the Cloud.

Network centric Services added 70 new customers in the quarter.

•	The most significant win was for a Multi-Terabit DCI network for a Hyperscale cloud provider in Mumbai.

•	Sify signed up multiple clients for interconnection to the Cloud across multiple verticals. including Network engineering, Network infrastructure, DTH, and BFSI.

•	A major fashion brand contracted with Sify for pan-India implementation of IoT services.

•	Multiple clients contracted for pan India MPLS network services from verticals like banking, microfinance, pharmaceuticals, FMCG, Painting, NBFC, Energy, Retail and Entertainment.

•	A pharmaceutical major contracted with Sify for managed and secure SD-WAN services.

•	One of India’s premier stock exchanges, a battery major, a PSU bank and a hosiery export major contracted for WAN commissioning on a pan-India basis.

•	A multinational investment bank and one of India’s leading two-wheeler manufacturers signed up for collaboration services at their premises.

About Sify Technologies

Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp,

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2020, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com